FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  September 2006

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  October 10, 2006

Encl.

News Release dated September 28th, 2006

PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

September 28, 2006	TSX Venture Exchange: PCF

PRESS RELEASE

SETTLEMENT OF LAWSUIT

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce that it has reached an agreement with respect to a lawsuit that was filed against the Company by a former legal firm used by previous management of the Company.  Former management of the Company had purchased the debts of this legal firm and asserted a claim against the Company.

In consideration of payment in the amount of $27,641.91 by the Company to Cartier Projects Ltd. and Cartier Townhouses Ltd. all actions with respect to this matter were dismissed and mutual releases were provided by each party.  In conjunction with this release the Company also discontinued it’s lawsuit against former management for breach of contract.

It is understood and agreed the above said payment is not deemed to be an admission of liability on the part of either party.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.